Filed by Financial Investors Trust (File No. 811-08194)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:  Baird Funds, Inc. (Series: RiverFront Long-Term Growth Fund)

(File No. 811-09997)

The following is an e-mail sent on behalf of the RiverFront Long-Term Growth Fund (the “Fund”) by RiverFront Investment Group, LLC, the Fund’s  subadviser, and Robert W. Baird & Co., Incorporated, the Fund’s investment adviser, respectively, to certain financial advisors with respect to the proposed reorganization of the Fund.

We want to let you know about a proposed reorganization of RiverFront Long-Term Growth Fund.

Attached is a prospectus supplement to the RiverFront Long-Term Growth Fund (RLTIX and RLTSX), which is being mailed to notify clients of an approval to reorganize the fund.   RiverFront Investment Group will continue to serve as sub-advisor to the fund.  The advisor, however, will change from  Robert W. Baird & Co. to  ALPS Advisors, Inc.

The reorganization was proposed to increase distribution opportunities, introduce additional share classes, and bring more RiverFront funds to the marketplace. The reorganization is intended to be tax-free, and existing shareholders will be grandfathered in “legacy class” shares subject to the same expense caps through December 31, 2012.

A proxy mailing and shareholder meeting are scheduled for August and September. Additional communications will be forthcoming to aid in the shareholder and FA transitions.

Please call RiverFront with any questions you may have.

Contacts:

Rebecca Felton

Kathy Wommack

804-549-4812

804-836-1511

rfelton@riverfrontig.com

kwommack@riverfrontig.com

INTERNAL USE ONLY

Attached is a prospectus supplement for the RiverFront Long-Term Growth Fund. This supplement is being mailed to all shareholders of the RiverFront Long-Term Growth Fund on Monday, June 21, 2010.

Background

The Board of Directors of Baird Funds, Inc. has approved a proposed reorganization of the RiverFront Long-Term Growth Fund under which the Fund would be reorganized as a mutual fund series of Financial Investors Trust (“FIT”), a mutual fund complex sponsored by ALPS Advisors, Inc. (“ALPS”). As a result of the reorganization, the RiverFront Long-Term Growth Fund will be part of the FIT funds complex instead of the Baird Funds family of funds. RiverFront Investment Group will continue as sub-adviser with the same portfolio management team and investment approach.  The Fund will retain its name and have the same investment objective and substantially similar investment policies.

Reasons for Transaction

The reorganization was proposed in order to increase distribution opportunities for the RiverFront Long-Term Growth Fund and to enhance its potential for asset growth, while maintaining continuity of portfolio management.

How Your Clients Are Affected

The reorganization will require approval by the shareholders of the RiverFront Long-Term Growth Fund. A shareholders meeting is expected to be held on or about September 17, 2010. Assuming it is approved by shareholders, the reorganization is expected to close by the end of September. Proxy materials for the reorganization will be sent to shareholders in early August.

In the reorganization, shareholders of the RiverFront Long-Term Growth Fund will receive “legacy class” shares, with Investor Class shareholders receiving equal value of new Investor Class shares and the Institutional Class shareholders receiving equal value of new Class L shares.

ALPS and RiverFront Investment Group have agreed to maintain the current expense caps for these legacy share classes through December 31, 2012. Although these legacy share classes will be closed to new investors, existing shareholders who receive legacy share classes in the reorganization will be able to add to their positions.

The reorganization will be tax-free for the shareholders for federal income tax purposes. Clients will maintain their original cost basis.

More details about the proposed reorganization will be provided to you over the next several weeks.

Impact to Baird

The transaction does not affect Baird’s investment in RiverFront Investment Group or any of the separately managed portfolios that RiverFront Investment Group has available.

Questions?

If you have any questions about the reorganization, please contact Charley Weber (Legal) at extension 2474 or Heidi Schneider (Baird Advisors) at extension 7615.  You may also contact Rebecca Felton at 1-804-549-4812 or Kathy Wommack at 1-804-836-1511 at RiverFront Investment Group.

Disclosures

This e-mail is sent for informational purposes only and may not be forwarded or distributed to clients. This is not a solicitation of proxies or an offer to sell or a solicitation of any offer to buy any shares of the RiverFront Long-Term Growth Fund or the corresponding fund being created by ALPS for purposes of the reorganization.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (including a registration statement on Form N-14 for the Financial Investors Trust, containing the combined proxy statement and prospectus for the reorganization and the new fund into which the RiverFront Long-Term Growth Fund will be reorganized, and a registration statement on Form N-1A for the Financial Investors Trust, containing a prospectus and statement of additional information for the new fund) because they contain important information. The combined proxy statement and prospectus relating to the reorganization will also contain information about persons who may be considered “participants” in the solicitation of the RiverFront Long-Term Growth Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from Baird, when they become available.

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